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                           [DOLLAR EXPRESS LETTERHEAD]


                                   May 5, 2000

VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
450 Fifth Street - Mail Stop 3-9
Washington, DC  20549
Attn: Renee Fried, Examiner

                  Re:      Dollar Express, Inc. (the "Company")
                           Registration Statement No. 333-93601
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Ladies and Gentlemen:

                  Reference is made to the registration statement on Form S-1 of the Company (the "Registration Statement"), the most recent pre-effective amendment to which was filed on February 22, 2000. In accordance with Rule 477 under the Securities Act of 1933, the Company hereby requests that the Registration Statement be withdrawn. No securities of the Company were sold under the Registration Statement.

                  The Company has determined it to be in its best interests and that of its Shareholders to be acquired by Dollar Tree Stores, Inc., and therefore has decided not to proceed with its proposed initial public offering.

                  Please contact the undersigned if you have any questions concerning the within request. Thank you.

                                               Very truly yours,


                                               Barry J. Susson, CPA
                                               Executive Vice President and
                                               Chief Financial Officer